EXHIBIT 99.1

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 ir@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

May 23, 2013	No. 13-04

Avalon Announces Senior Management Changes

Toronto, ON -- Avalon Rare Metals Inc. (TSX and NYSE MKT: AVL) (“Avalon” or the “Company”) announces the following senior management changes.

Mr. Brian Chandler, Senior Vice President and Chief Operating Officer will be leaving the Company at the end of this month. Mr. Dave Marsh, FAusIMM (CP), Avalon’s Senior Vice President, Metallurgy, will assume the responsibilities of Chief Operating Officer on an interim basis. Mr. Marsh has over 30 years of experience in the metallurgical and mineral processing industries. He has also managed engineering design, project teams, feasibility studies and project implementation with large EPCM (Engineering, Procurement, Construction and Management) companies, and is well qualified to lead the operations team through Avalon’s next phase of development.

In addition, Mr. David Swisher, Vice-President, Operations has left the Company to pursue other career opportunities. Mr. Swisher’s duties will be primarily assumed in the interim by Mr. Gerry Leipert, Avalon’s Senior Project Manager.

Both Mr. Chandler and Mr. Swisher were instrumental in the preparation of the positive feasibility study on the Nechalacho Rare Earth Elements Project announced last month. (News Release of April 17, 2013: http://avalonraremetals.mwnewsroom.com/press-releases/avalon-announces-results-of-positive-feasibility-s-tsx-avl-201304170867454001)

Don Bubar, President and CEO stated, “Brian and David’s commitment to the successful execution of the Nechalacho Project was critical to the timely completion of the Feasibility Study. Brian also provided the leadership needed to instill a culture of health and safety throughout the operations team.”

It is anticipated that Mr. Chandler will remain a member of the Company’s Technical Advisory Committee, and provide other part-time consulting services to the Company as required.

About Avalon Rare Metals Inc.
Avalon Rare Metals Inc. is a mineral development company focused on rare metals deposits in Canada. Its flagship project is the Nechalacho Project. The Nechalacho Project REE deposit at Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable 'heavy' rare earth elements, which are key to enabling advances in green energy technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones.

Shares Outstanding: 103,796,986. Cash resources: approximately $15 million.

To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com. For questions and feedback, please e-mail the Company at ir@avalonraremetals.com, or phone Don Bubar, President & CEO at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “scheduled”, “anticipates”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements contained herein include, without limitation, the Company’s beliefs and expectations concerning its strategic advantage, the Project’s technical and economic feasibility based on the results of the FS, the Project’s status as the most advanced heavy rare earth elements project in the world outside China, the key measures and economics reported in the FS, the elimination of technical risk associated with the cracking process, timelines, capital and sustaining costs, power and storage facilities, life of mine, social, community and environmental impacts, mineral resource and mineral reserve estimates, rare metal markets and sales prices, off-take agreements and purchasers for the Company’s products, environmental assessment and permitting, securing sufficient financing on acceptable terms, opportunities for short and long term optimization of the Project, and continued positive discussions and relationships with local communities and stakeholders. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to: Avalon’s ability to secure sufficient financing to advance and complete the Project, uncertainties associated with securing  the necessary approvals and permits in a timely manner, assumptions used in the FS proving to be inaccurate, uncertainties associated with Avalon’s resource and reserve estimates, uncertainties regarding global supply and demand for rare earth materials and market and sales prices, uncertainties associated with securing off-take agreements and customer contracts, uncertainties with respect to social, community and environmental impacts, uncertainties with respect to optimization opportunities for the Project, as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.